

September 10, 2020

Michael Vollkommer
Chief Financial Officer
Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004

      Re: Priority Technology Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 30, 2020
           File No. 001-37872

Dear Mr. Vollkommer:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Non-GAAP Financial Measures, page 51

1.   You state on page 33 that the Total Net Leverage Ratio covenant in your debt agreements uses Consolidated Adjusted EBITDA in the denominator. If you believe that your debt agreements are material agreements, the covenant is a material term of the debt agreements and that information about the covenant is material to an investor's understanding of your financial condition and/or liquidity, please revise your disclosure to reference Consolidated Adjusted EBITDA as a liquidity measure, rather than a performance measure, and move the Consolidated Adjusted EBITDA disclosure to the liquidity section, where it can be discussed in the context of the Total Net Leverage Ratio covenant in your debt agreements. Please present the actual Total Net Leverage Ratio covenant computation (reconciled to GAAP amounts) for the most recent period only. For each reconciling item, like pro-forma impacts for acquisitions, contracted revenue and savings and other professional and consulting fees, disclose in greater detail their nature

and how they were derived. Also, disclose any other material terms of the debt agreements and the amounts or limits required for covenant compliance. Further, disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity, including the resulting impact on other credit and/or lease agreements due to cross-default provisions. If some of this information is disclosed elsewhere in the filing, you may cross-reference to that disclosure in lieu of repeating it. Refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Similarly revise your disclosures in your Forms 10-Q and 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services